Exhibit 99.1

NEWS RELEASE

Toronto, May 10, 2017

Franco-Nevada Announces Election of Directors

Franco-Nevada Corporation announced that the nominees listed in the management proxy circular for the 2017 Annual and Special Meeting of Shareholders were elected as directors of the Corporation.  Detailed results of the vote for the election of directors held at the Annual Meeting yesterday in Toronto are set out below.

Nominee	Votes For	% For	Votes Withheld	% Withheld
Pierre Lassonde	81,938,822	97.33%	2,245,884	2.67%
David Harquail	83,993,055	99.77%	191,651	0.23%
Tom Albanese	83,308,321	98.96%	876,385	1.04%
Derek W. Evans	84,000,366	99.78%	184,340	0.22%
Graham Farquharson	83,578,810	99.28%	605,896	0.72%
Dr. Catharine Farrow	83,622,349	99.33%	562,357	0.67%
Louis Gignac	83,671,419	99.39%	513,287	0.61%
Randall Oliphant	82,680,963	98.21%	1,503,743	1.79%
The Hon. David R. Peterson	81,970,991	97.37%	2,213,715	2.63%

Corporate Summary

Franco-Nevada Corporation is the leading gold-focused royalty and stream company with the largest and most diversified portfolio of cash-flow producing assets.  Its business model provides investors with gold price and exploration optionality while limiting exposure to many of the risks of operating companies.  Franco-Nevada is debt free and uses its free cash flow to expand its portfolio and pay dividends.  It trades under the symbol FNV on both the Toronto and New York stock exchanges.  Franco-Nevada is the gold investment that works.

For more information, please go to our website at www.franco-nevada.com or contact:

Stefan Axell

Director, Corporate Affairs

416-306-6328

info@franco-nevada.com